11016325

n.a. 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY DEALERS GUILD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 WESTCHESTER AVENUE, SUITE N-335
(No. and Street)

RYE BROOK (City) N.Y. (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS S. AMBROSIO (914) 332-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
11

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9

OATH OR AFFIRMATION

I, THOMAS S. AMBROSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY DEALERS GUILD, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

JOHN GANGI
NOTARY PUBLIC, State of New York
Reg. No. 01GA6063076
Qualified in Westchester County
My Commission Expires 08/27/2009 /3

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Security Dealers Guild, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Security Dealers Guild, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Security Dealers Guild, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

February 10, 2011

SECURITY DEALERS GUILD, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 17,566
Receivable from clearing agent	2,083
Securities owned at market value (Note)	160,792
Accrued interest receivable	3,270
Property and equipment, net of accumulated depreciation of $ 1,607 (Note)	3,749
TOTAL ASSETS	$ 187,460

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to officer	$ 16,421
Accounts payable and accrued expenses	20,794
TOTAL LIABILITIES	$ 37,215
Commitments and Contingencies (Note)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01; authorized 20,000 shares, issued and outstanding 300 shares	$ 3
Additional paid-in capital	344,630
Deficit	(194,388)
TOTAL STOCKHOLDER'S EQUITY	150,245
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 187,460

See Independent Auditor's Report
And Accompanying Notes To Financial Statements

1. Organization and Nature of Business

Security Dealers Guild, Inc. (the "Company") is a securities broker/dealer engaged in principal and agency transactions. These services are provided to institutions, businesses and individuals throughout the United States. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation.

2. Significant Accounting Policies

Use of Estimates
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. In the normal course of business, the Company, like other firms in the securities industry, purchase and sell securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Unrealized gains and losses are included in income.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements.*

Cash Equivalents
Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that may exceed the FDIC limit of $250,000, however, the Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

Depreciation
The Company provides for depreciation of assets using the accelerated method for financial reporting and income tax purposes. Furniture and equipment are depreciated using estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2010 was $1,071.

3. Fair Value Measurements

SFAS No. 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Fair Value Measurements (Cont.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds-fixed rate	$145,901	-	-	$145,901
Corporate bonds-fixed rate	7,772	-	-	7,772
Other	7,119	-	-	7,119
Total	$160,792	$ -	$ -	$160,792

The Company clears its proprietary and customer transactions through a clearing agent on a fully disclosed basis. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash or appropriate collateral in the amount of $100,000.

4. Commitments and Contingencies

The Company subleases office space from an affiliated Company. Rental expense for 2010 was $97,500. Future minimum lease payments are as follows:

Years Ended December 31,	
2011	$ 19,500
2012	19,500
2013	19,500
2014	19,500
2015	19,500
	$ 97,500

In addition, the Company, which charges the affiliated company for shared overhead expenses, received $9,425.

5. Minimum Net Capital

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2010 the Company's net capital and aggregate indebtedness, as defined, were $136,335 and $37,215 respectively. The net capital ratio was .2730 or 27.30%. Net capital exceeded requirements by $36,335.

6. Income Taxes

The Company, with the consent of its stockholder, has filed an election under Internal Revenue Service and New York State income tax returns as an "S" corporation. In this status, it is not a taxable entity for Federal and New York State purposes. Elements of income and expense will flow through and be taxed to its stockholder.

7. Annual Report

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the statement of financial condition is available for examination at the Company's principal place of business, 800 Westchester Avenue, Rye, New York 10543 and at the northeast regional office of the Commission located at 3 World Financial Center, Room 4300, New York 10281.

SECURITY DEALERS GUILD, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010